                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-84956

PROSPECTUS

                              [GRANT PRIDECO LOGO]

                          1,300,000 SHARES COMMON STOCK

            Grant Prideco previously issued an aggregate of 1,300,000 shares of common stock to the Selling Stockholders named herein (the "Selling Stockholders") in connection with an acquisition. We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. Our Common Stock is traded on the New York Stock Exchange under the symbol GRP. On April 4, 2002, the last reported sales price per share of our common stock was $13.55.

            The Selling Stockholders may sell these shares from time to time on the New York Stock Exchange or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The Selling Stockholders will generally be responsible for their legal fees and for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all of the other offering expenses.

         Our principal executive offices are located at 1330 Post Oak Boulevard, Suite 2700, Houston, Texas 770056. Our telephone number is (832) 681-8604.

         You should carefully consider the risk factors beginning on Page 5 of this Prospectus before deciding to make an investment in our common stock.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THE COMMON STOCK AND IT IS NOT SOLICITING AN OFFER TO BUY THE COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS PROHIBITED.

April 4, 2002

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY TO YOU OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. IN THIS PROSPECTUS, WHEN WE REFER TO GRANT PRIDECO AND USE PHRASES SUCH AS "WE" AND "US", WE ARE GENERALLY REFERRING TO GRANT PRIDECO, INC. AND ITS SUBSIDIARIES AS A HOLE OR A DIVISION BASIS DEPENDING ON THE CONTEXT IN WHICH THE STATEMENTS ARE MADE.

                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION..........................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................1

GRANT PRIDECO................................................................2

FORWARD-LOOKING STATEMENTS...................................................5

USE OF PROCEEDS..............................................................5

RISK FACTORS.................................................................5

DESCRIPTION OF COMMON STOCK .................................................9

         Common Stock........................................................9

                  Voting Rights..............................................9

                  Dividend Rights............................................9

                  Liquidation Rights and Other Provisions....................9

                  Transfer Agent And Registrar..............................10

         Preferred Stock....................................................10

         No Preemptive Rights...............................................10

         Business Combinations with Interested Stockholders.................10

         Nomination Of Directors............................................11

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDER................................11

LEGAL MATTERS...............................................................13

EXPERTS.....................................................................13



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                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy and document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's wed site at http://www.sec.gov. In addition, documents filed by Grant Prideco can be inspected at the offices of the New York Stock Exchange, Inc., New York, New York.

            We have filed with the SEC a registration statement on Form S-3 covering the shares offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the common stock being offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our:

o        Registration Statement on Form 10 (File No. 001-15423);

o        Annual Report on Form 10-K for the year ended December 31, 2001; and

o and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

         We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Philip A. Choyce, Corporate Secretary, Grant Prideco Inc., 1330 Post Oak Blvd., Suite 2700, Houston, Texas 77056; telephone number: (832) 681-8604.



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                                     SUMMARY

         This summary highlights some basic information from this prospectus to help you understand our business and the sale of stock by the Selling Stockholders. You should read this prospectus carefully to understand fully the terms of the exchange notes and the other consideration that may be important to you. You should also read the documents incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2001.

    Grant Prideco, Inc. (the "Company") is the world's largest manufacturer and supplier of oilfield drill pipe and other drill stem products and one of the leading North American providers of high-performance premium connections and tubular products. We also provide a variety of products and services to the growing world-wide offshore and deepwater market through our newly-created marine products and services segment. Our drill stem products are used to drill oil and gas wells while our premium connections and tubular products are used to complete oil and gas wells once they have been successfully drilled. Our marine products and services are used for subsea construction, installation, and production. Our customers include major, independent and state-owned oil companies, drilling contractors, oilfield service companies, and North American oil country tubular goods (OCTG) distributors. We operate 22 manufacturing facilities located in the United States, Mexico, Canada, Europe, and Asia and 30 sales, service, and repair locations globally.

    We conduct our operations through three primary business segments: Drilling Products and Services, Premium Connections and Tubular Products, and Marine Products and Services. Revenues attributable to each of these segments, along with our other operations, in 1999, 2000, and 2001 are set forth in the following charts:


                              REVENUES BY SEGMENT

    [1999 PIE CHART]            [2000 PIE CHART]             [2001 PIE CHART]

                                                    1999            2000            2001
                                                  --------        --------        --------
Drilling Products and Services................       47%             42%             51%
Premium Connections and Tubular Products......       47%             45%             37%
Marine Products and Services..................        6%              7%              6%
Other (principally industrial drill pipe).....       --               6%              6%

Total Revenues By Segment.....................    $286,370        $498,481        $740,127


    Drilling Products and Services. Our drilling products and services segment manufactures and sells a full range of proprietary and American Petroleum Institute (API) drill pipe, drill collars, heavy weight


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drill pipe, and accessories. These drill stem products make up the principal tools (other than the rig) used for the drilling of an oil or gas well that are located between the rig floor and the bit. Our drilling products primarily include highly engineered tools specifically designed for today's difficult and harsh drilling environments and include a wide variety of sizes, designs, and metallurgy.

    In recent years, the depth and complexity of the wells our customers drill, as well as the specifications and requirements of the drill pipe they purchase, has substantially increased. Today, approximately 95% of the drill pipe we sell is required to exceed minimum API specifications. In response to this trend, we have introduced a variety of premium drill pipe products, including our eXtreme(TM) drilling product line that includes some of the most advanced drilling tools available in the marketplace today. We design and manufacture specialty grades of premium drill pipe for use in highly corrosive and harsh environments and to withstand extreme operating conditions such as those that exist offshore and in deep wells. We estimate that anywhere from 25% to 30% of our drill pipe sales during a normal market is for our premium grade products with special sizes, connections, or chemistries. When activity levels are low in the North American land market and the international and offshore markets represent a higher percentage of our sales, our premium drill pipe products will represent a majority of our drill pipe sales due to the higher specifications necessary for the international and offshore markets that we serve.

    Premium Connections and Tubular Products. Our premium connections and tubular products segment designs, manufactures, and sells a complete line of premium connections and associated premium tubular products and accessories. The term "premium" connections refer to threaded connections with a gas-tight seal and the ability to handle high torque, tension, and pressure. Premium tubulars are seamless casing and tubing (as opposed to rolled welded) with high-alloy chemistry and superior burst and collapse-resistance characteristics under harsh conditions. Our connections and premium products are used primarily for the completion of gas wells and offshore and other wells that are drilled in harsh high-temperature or high-pressure environments or in environmentally sensitive areas.

    Our premium connections and tubular products segment offerings include Atlas Bradford(R) premium engineered connections and tubing, TCA(TM) premium casing, and Tube-Alloy(TM) vacuum-insulated tubing and tubular accessories. We also provide premium and API threaded couplings and third-party connections on specialty, completion, and other products. We have been involved in the design and development of premium oilfield connections for over 40 years and are recognized in the industry as one of the leading providers of premium connection technology.

    Marine Products and Services. Our marine products and services segment provides proprietary connections and installation services for offshore conductors, subsea structures, and top tension production risers as well as proprietary wellheads for jack-up, exploration, and subsea wells through our recently acquired Plexus POS-GRIP(TM) product line. We also are in the process of adding subsea control and production systems to our product offering through our proposed acquisition of Scana Rotator ASA (Scana) in Norway.

    Other. In addition to the products and services provided through our three primary segments, we manufacture drill pipe and other products used in the industrial markets for fiber optic cable installation, construction, and water well drilling. We also are involved in joint ventures for the development of technologies for the oil and gas industry.

Business Strategy

    Our business and growth strategy is to maximize the productivity and value of our existing assets and business and seek new growth opportunities outside our historical core business where we believe we can add value. Internally, we are currently focused on increasing the efficiencies and flexibility of our


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existing drilling products and premium connection businesses and making sure that we are positioned to take full advantage of the expected recovery in the North American drilling market when it occurs. Our objective is to be able to manufacture in normal markets 1.5 to 2.5 million feet of drill pipe per quarter (outside China), with little disruption to our operations. We are also maintaining the ability to increase our production capacity to approximately
3.0 million feet per quarter (outside China) when market conditions require. Our marine products and services segment is focused on increasing our market share and efficiencies for our existing product lines as well as identifying and acquiring complementary businesses, products, and services.

    To achieve our strategic goals, we intend to:

    o Expand the geographic scope and product breadth of our drilling products and premium connections businesses. We are pursuing opportunities to expand these key product lines. We are currently in the process of acquiring a controlling interest in our Chinese drill pipe manufacturing affiliate and have entered into a joint venture with a Chinese tubular mill for the manufacture of unfinished drill pipe in China. These steps will provide us with a high-quality, low-cost manufacturer to service the Asian market.

    o Continue investing in and developing new technologies. We believe we must continue to be the leader in developing new technologies in each of our product lines and to add new technologies that are complementary to our existing products and services. In this regard, we recently licensed from a third-party a multi-faceted engineered connection, which we believe will expand the scope and performance characteristics of our premium connections product line. We also recently added our proprietary Plexus POS-GRIP(TM) wellhead and marine connection product line to our marine products and services operations. We are developing new technologies for the oil and gas industry through joint ventures with third parties to use drill pipe as a downhole communication medium for downhole drilling and reservoir evaluation and for composite motors and pumps. We currently expect to introduce one or more of these products in the market by 2003.

    o Improve our manufacturing efficiencies. We will continue to pursue manufacturing efficiencies that will increase our profitability as well as the quality and reliability of our products and services. We are in the process of implementing a state-of-the-art, automated drill pipe line in our Navasota, Texas drill pipe facility and modern tool joint manufacturing equipment in Mexico, which we believe will help us achieve these operating goals.

    o Rapidly develop our Marine Products and Services Segment. We formed our marine products and services segment during the fourth quarter of 2001 to position the Company to capitalize on what we believe are significant growth opportunities in this market. We plan to leverage off our existing marine products and services to acquire complementary businesses, products and technologies to increase our exposure. Since forming this separate segment, we have added our proprietary POS-GRIP(TM) wellhead product line and are in the process of acquiring a line of control valves for the offshore and deepwater markets.

The Spinoff

    Until April 14, 2000, we were a wholly owned subsidiary of Weatherford International, Inc. (Weatherford). We were spun off from Weatherford on April 14, 2000, through a distribution by Weatherford of all of our common stock to its stockholders, to allow both companies to focus on growth strategies and capital structures appropriate for their respective businesses. As a result of the spinoff, Weatherford no longer has an ownership interest in us.


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                           FORWARD-LOOKING STATEMENTS

    In this prospectus, and in particular the documents incorporated by reference into this prospectus, we make forward-looking statements. We cannot assure you that the plans, intentions ore expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and the documents that are incorporated by reference into this prospectus. In particular, you should read the section entitled "Risk Factors" below as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements and Exposures" included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q that we file from time to time after the date of this Prospectus, which are incorporated by reference into this Prospectus and outline many of our assumptions upon which our forward-looking statements are based and the risks associated with such assumptions and statements.

    Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material respects from those currently anticipated and reflected in our forward-looking statements. We urge you to carefully consider those factors.

    Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                                 USE OF PROCEEDS

    We will not receive any proceeds from any sale of shares of common stock by the Selling Stockholders.

                                  RISK FACTORS

    YOUR INVESTMENT IN THE COMMON STOCK WILL INVOLVE RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE ANY COMMON STOCK. In particular, you should read the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements and Exposures" included in our Annual Report on Form 10-K for the year ended December 31, 2001, which describes in detail various risks associated with our Company and its business, including the following:

    A FURTHER DECLINE IN DOMESTIC AND WORLDWIDE DRILLING ACTIVITY WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Our business is materially dependent on the level of drilling activity in North America and worldwide, which in turn depends primarily on prices for oil and gas. Lower drilling activity not only decreases demand for our products, but following rapid declines in drilling, the resulting customer inventory associated with idle rigs can generally be used to some extent on active rigs in lieu of new purchases. The time period for which this inventory is used will be a function of where the rig count is (the lower the rig count the more inventory there is) and where the rig count is expected to go (in a down market purchases are generally held off, and in an up market purchasing begins to occur when expected rig utilization over the next two quarters approaches the number of rigs for which customers have available drill pipe.


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

    Our projections and forward-looking statements regarding our premium connection and tubular businesses are very dependent upon our assumption that the domestic rig count will reach its bottom in the second quarter and begin a gradual rise. We have also assumed that because distributor inventories are generally low, purchasing and activity in this segment will increase relatively quickly once the rig count begins to turn. Our second, third and fourth quarter of 2002 projections assume positive and increasing contributions from this segment. If our assumptions on the market are incorrect, our projected second, third, and fourth quarter results will be affected.

    As noted above, declines in North American drilling activity that occurred during the second half of 2001 have created uncertainty regarding our future results of operations. Our forward-looking statements and earnings estimates relating to 2002 assume that domestic rig counts do not fall below 700, begin increasing sometime during the second quarter of 2002, and continue to increase throughout the third and fourth quarters of 2002. Our forward-looking statements and earnings estimates assume that international activity and demand will continue to remain strong throughout 2002. If our assumptions are incorrect in this regard, our results of operations as well as our financial condition for 2002 could be materially adversely affected.

    AN ECONOMIC DOWNTURN COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES AND RESULTS OF OPERATIONS.

    Demand for oil and natural gas is influenced by numerous factors, including the North American and worldwide economies as well as activities of the OPEC. The United States and worldwide economies (particularly Europe and Japan) slowed during 2001, in particular following the September 11th terrorist attacks. The decline in the United States economy has impacted demand for natural gas and resulted in a softening in gas prices and projected natural gas drilling activity. To date, slow downs in international economies have not adversely affected international demand for our products and our forward-looking statements and earnings estimates assume that this will continue. Our forward-looking statements and earnings also assume that recent improvements in the domestic economy will continue so that the United States economy will improve during the year, that natural gas inventory levels rationalize, and demand and prices improve, which will positively impact demand for our products during the second half of 2002. If this expected economic improvement does not occur or international markets decline unexpectantly, our projections, results of operations, and financial condition could be materially adversely affected. In addition, if actions by OPEC to increase its production of oil adversely affect world oil prices, additional declines in rig counts could result beyond our assumptions, particularly internationally, and our projections, results of operations, and financial condition could be materially adversely affected.

    OUR ABILITY TO MEET EARNINGS AND REVENUE GOALS FOR 2002 AND 2003 ARE BASED IN PART UPON OUR ABILITY TO SUCCESSFULLY INCREASE AND DECREASE OUR MANUFACTURING CAPACITY IN RESPONSE TO CHANGES IN DEMAND WITHOUT MATERIAL DISRUPTION.

    We have recently taken steps to increase our manufacturing capacity and reduce manufacturing costs in all of our manufacturing operations. These activities are ongoing and will continue through 2002. Our manufacturing goal is to be able to produce between 1.5 million and 2.5 million feet of drill pipe during a quarter (outside of China) with little operational changes or disruption. We also intend to be able to increase our production to up to 3.0 million feet a quarter (outside of China) without significant operational disruptions and process inefficiencies. Our forward-looking statements regarding our results of operations during 2002 assume that we will be able to increase our production during the second half of the year with minimal operational disruption and inefficiency in order to meet the increased demand that we currently assume will occur during that period. If there are any material disruptions or excess costs associated with the manufacturing changes and our ability to reduce and increase production with minimal disruption, our results of operations during 2002 could be materially adversely affected.

    OUR ABILITY TO MEET EARNINGS AND REVENUE GOALS FOR 2002 IS BASED UPON OUR ABILITY TO MAINTAIN PRICES FOR OUR DRILL STEM PRODUCTS, WHICH CAN BE ADVERSELY AFFECTED BY CHANGES IN INDUSTRY CONDITIONS AND COMPETITIVE FORCES.

    Beginning in 2001, we initiated substantial price increases for our drill stem products, which began benefiting revenues and operating profit during the third quarter of 2001. Our ability to maintain these price increases are subject to various risks, including adverse changes in industry conditions and regulations, as well as unexpected actions by our competitors. Although we project a slowdown in North American demand, we believe our prices are now at realistic market levels, and we do not expect to see any material price declines during 2002. If market


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conditions or other factors cause us to decrease prices, our projections and results could be materially adversely affected.

    OUR ABILITY TO MEET EARNINGS AND REVENUE GOALS FOR 2002 IS BASED UPON OUR ABILITY TO INCREASE OUR MARKET SHARE AND EFFICIENCIES FROM OUR MARINE PRODUCTS AND SERVICES PRODUCT LINES.

    We recently reorganized our marine division with the objective of increasing market share and profitability of our current product lines and growing the division through the acquisition of complementary businesses, products, and services. Our projections and forward-looking statements assume that we will increase this division's revenues and operating efficiencies. Any failure to do so could have a material adverse affect upon our projects and results of operations.

    OUR INTERNATIONAL OPERATIONS MAY EXPERIENCE SEVERE INTERRUPTIONS DUE TO POLITICAL, ECONOMIC, OR OTHER RISKS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

    During the fourth quarter of 2001, we derived approximately 15% of our total revenues from our facilities outside the United States. In addition, a large part of our sales from our domestic locations were for use in foreign countries. We expect this percentage to increase substantially as demand for our drill stem products improve internationally. Our expectations for 2002 depend on our ability to maintain our international sales while domestic demand remains depressed. In addition, many of our key manufacturing operations are outside of the United States. Our operations in certain international locations, including Mexico, Austria, Italy, China, and Indonesia, are subject to various political and economic conditions existing in those countries that could disrupt operations. These risks include:

    o   currency fluctuations and devaluations,

    o   currency restrictions and limitations on repatriation of profits, and

    o   political instability.

    Our foreign operations may suffer disruptions and we may incur losses that will not be covered by insurance. In particular, the September 11th terrorist attacks and resulting U.S. military activity in Afghanistan or elsewhere increase the possibility that our operations could be interrupted or adversely affected. Such disruption could include our inability to timely and cost effectively ship product, an inability to place contractors and employees in various countries or regions, evacuations, or similar disruptions.

    Any material currency fluctuations or devaluations or political disruptions that disrupt oil and gas exploration and production or the movement of funds and assets could materially adversely affect our results of operations and financial position.

    Our long-term supply contract may obligate us to purchase unneeded materials, and an increase in the cost of Euros would make those materials more expensive to us.

    We have entered into an agreement with Voest-Alpine, an entity of which we own 50.01%, to purchase 60,000 metric tons of raw materials per year through September 2003. Our future results could be adversely affected if we are unable to use or resell these tubulars. In addition, we have agreed to be responsible for paying any "anti-dumping" duties in the United States on the resale of these tubulars, which could affect our ability to resell the tubulars in the United States. Further, our long-term supply contract with Voest-Alpine is denominated in Euros. We have no significant offsetting revenues in Euros, and we have not hedged against this contract for its entire term. Our manufacturing of tool joints in Italy has benefited from a weak Euro against the dollar. Thus, a material long-term strengthening of the Euro versus the U.S. dollar could materially adversely affect our results of operations.

    WE COULD BE SUBJECT TO SUBSTANTIAL LIABILITY CLAIMS, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Many of our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. If our products were to be involved in any of these difficulties, we could face litigation and may be held liable for those losses. Our insurance coverage may not be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, we may not be able in the future to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any claims made under our policies likely will cause our premiums to increase. Any future damages deemed to be caused by our products or services that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on our results of operations and financial condition.

    WE ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS THAT EXPOSE US TO POTENTIAL FINANCIAL LIABILITY.

    Our operations are regulated under a number of federal, state, local, and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage, and disposal of hazardous materials. Compliance with these environmental laws is a major consideration in the manufacturing of our products, as we use and generate hazardous substances and wastes in our manufacturing operations, and we may be subject to material financial liability for any investigation and clean-up of such hazardous materials. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we also may be subject to financial liabilities relating to the investigation and remediation of hazardous materials resulting from the action of previous owners or operators of industrial facilities on those sites. Liability in many instances may be imposed on us regardless of the legality of the original actions relating to the hazardous or toxic substances or whether or not we knew of, or were responsible for, the presence of those substances. We are also subject to various federal, state, local and foreign laws and regulations relating to safety and health conditions in our manufacturing facilities. Those laws and regulations may also subject us to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of our facilities or a portion of any facility is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on our financial condition and results of operations.

    OUR PROJECTIONS AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY ACTIONS UNDER U.S. TRADE LAWS.

    Although we are a U.S.-based manufacturing company, we do own and operate international manufacturing operations that support our U.S.-based business. If actions under U.S. trade laws were instituted that limited our access to these products, our ability to meet our customer specifications and delivery requirements would be reduced. Our forward-looking statements assume there will be no adverse effects on our ability to import from our foreign subsidiaries. Any result to the contrary could have a material adverse affect on our projections and results of operations.

    WE COULD BE SUBJECT TO ADDITIONAL EXPENSES FROM THE WATTS LITIGATION.

    As noted under Item 3. Legal Proceedings in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this Prospectus and Registration Statement, we have recorded an additional reserve as a result of a jury verdict in litigation involving Mr. John D. Watts and our XL Systems(TM) subsidiary. The trial judge has the discretion to award additional damages and attorney's fees that could increase our liability by an additional $3.5 million to $4.5 million which could reduce our net income. The trial judge also has the discretion to permanently enjoin us from utilizing the premium connection that was the subject of the litigation in its current configuration in the United States. We have identified and currently are testing a redesign of this connection that will be outside the scope of the trial court and jury's decision. If successful, we would not expect any injunction to have a material effect on our operations. If unsuccessful, we could be precluded from manufacturing and selling this connection in the United States, which we estimate could reduce our forecasted net income in 2002 or 2003 by $1.0 million to $3.0 million.



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

                           DESCRIPTION OF COMMON STOCK

    Our authorized capital stock consists of 300 million shares of our common stock and 10 million shares of preferred stock, par value $.01 per share, of which, approximately 109.3 million shares of our common stock were issued and outstanding as of December 31, 2001. No shares of our preferred stock are issued or outstanding (unless indicated otherwise in a prospectus supplement). All of the shares of our common stock issued and outstanding have been validly issued and are fully paid and nonassessable.

COMMON STOCK

    Voting Rights

    Holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders. Our common stock will possess all voting power of Grant Prideco, except as otherwise required by law or provided in any resolution adopted by our board designating any series of our preferred stock. The shares of our common stock will not have cumulative voting rights.

    Although the holders of our common stock are generally entitled to vote for the approval of amendments to our certificate of incorporation, the voting rights of the holders of our common stock are limited with respect to certain amendments to our certificate of incorporation that affect only the holders of our preferred stock. Specifically, subject to the rights of any outstanding shares of any series of our preferred stock, our certificate of incorporation may be amended from time to time in any manner that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of our preferred stock then outstanding with the only required vote or consent for approval of such amendment being the affirmative vote or consent of the holders of a majority of the outstanding shares of the series of our preferred stock so affected, provided that the powers, preferences and rights and the qualifications and limitations or restrictions of such series after giving effect to such amendment are no greater than the powers, preferences and rights and qualifications and limitations or restrictions permitted to be fixed and determined by the board of directors with respect to the establishment of any new series of shares of our preferred stock pursuant to the authority vested in the board of directors as to such matters.

    Dividend Rights

    Subject to any preferential or other rights of any outstanding series of our preferred stock that our board may designate, and subject to contractual restrictions contained in our debt agreements, holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds legally available therefor.

    Liquidation Rights and Other Provisions

    Subject to the prior rights of creditors and the holders of any of our preferred stock that may be outstanding from time to time, the holders of our common stock are entitled in any liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

    Our common stock is not liable for any calls or assessments and is not convertible into any other Securities. Our certificate of incorporation will provide that the private property of the stockholders shall not be subject to the payment of corporate debts. There are no redemption or sinking fund provisions applicable to our common stock.


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

    Transfer Agent And Registrar

    The registrar and transfer agent of our common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

    Under our Certificate of Incorporation, the Board of Directors of Grant Prideco is authorized, without further stockholder action, to issue from time to time up to 10,000,000 shares of Preferred Stock and to fix and determine voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of Preferred Stock, including, without limitation, any voting rights, any dividends payable and any right of the shares of that series to convert into or be exchanged for other Securities of Grant Prideco (provided, however, that any Securities issuable upon conversion or exchange of Preferred Stock will be subject to registration under the Securities Act or an applicable exemption therefrom). The Board of Directors of Grant Prideco, without stockholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could adversely affect the voting power (if any) and other rights of other series of the Preferred Stock or of the Common Stock. As of the date of this prospectus we have no Preferred Stock outstanding.

NO PREEMPTIVE RIGHTS

    No holder of any stock of Grant Prideco of any class authorized at the distribution date will have any preemptive right to subscribe to any securities of Grant Prideco of any kind or class.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

    o before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

    o following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder


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

during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

NOMINATION OF DIRECTORS

    Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board or a committee thereof, of candidates for election as directors.

    This nomination procedure requires that a stockholder give advance written notice, in proper form, of a planned nomination for the board to the Secretary of Grant Prideco. The requirements as to the form and timing of that notice, which are specified in our bylaws, are not inconsistent with the requirements of the Securities Exchange Act of 1934 for a stockholder proposal. If a person is not nominated in accordance with this nomination procedure, that person will not be eligible for election as a director.

    Although our bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors, our bylaws may have the effect of precluding a nomination for the election of directors at a particular meeting if the proper procedures are not followed and may discourage a third party from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of Grant Prideco, even if that solicitation or attempt might be beneficial to us and our stockholders.

                  PLAN OF DISTRIBUTION AND SELLING STOCKHOLDER

    The shares are held by the Selling Stockholders named below. The Selling Stockholders acquired the shares in connection with an acquisition by the Company of a majority interest in Jiangsu Shuguang Grant Prideco Tubular Limited, a Chinese foreign equity joint venture (JSG). None of the Selling Stockholders currently holds an officer or director position with Grant Prideco or any of its affiliates. However, certain affiliates of Jiangsu Shuguang Group Company will remain employees of JSG. We also have entered into transition agreements with Wickander & Associates and affiliates of Stowell IRA pursuant to which they will provide various transition services to JSG. The amount of fees will be based upon the amount and type of services provided and we would not expect to pay more than US$500,000 in fees for transitional services related to JSG.

    Pursuant to the terms of the acquisition agreement, we will pay all expenses of registering the shares under the Securities Act of 1933, including all registration and filing fees, printing expenses and the fees and disbursements of our counsel and accountants. The agreement also provides that we will indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the Selling Stockholders may be required to make in respect thereof. The Selling Stockholders, other than Jiangsu Shuguang Group Company, will pay all fees and disbursements of their counsel and all brokerage fees, commissions and expenses for any shares that are registered and that they sell. In the event Jiangsu Shuguang Group Company sells their shares below $9.50 per share, during the three months following the date of this prospectus, we have agreed that we will pay to them the difference between such sales price and $9.50 per share, less brokerage fees and commissions, in cash. We expect to withdraw registration of any unsold shares on or shortly after March 31, 2003, when we expect the shares will be eligible for public sale pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933.

    The following table sets forth the name of the Selling Stockholders, the number of shares of common stock the Selling Stockholder now owns, the number of shares of common stock the selling security holder is offering under this prospectus, and the number of shares and percentage of the class of common stock owned after completion of the offering.



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

                                                      No. of shares of                    No. of shares owned
           Selling Stockholder                      Common stock offered              upon completion of offering
           -------------------                      --------------------              ---------------------------

Jiangsu Shuguang Group Company                             728,910                                 *
Stowell IRA                                                246,961                                 *
Wickander & Associates, Inc.                               128,700                                 *
Jerry L. Dauderman                                         185,900                                 *
Qualified Specialists, Inc.                                  9,529                                 *

---------------------------------------------------------------------------------------------------------------------

* Because the Selling Stockholders may not offer all or a portion of the shares pursuant to this prospectus, we cannot estimate the number of shares that the Selling Stockholders will hold upon termination of any sales.

------------------------------------------------------------------------------

    The Selling Stockholders have advised us that they may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

    - through the New York Stock Exchange or any other securities exchange that quotes the common stock;

    -   in the over-the-counter market;

    - in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

    - in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

    - by pledge to secure debts and other obligations or on foreclosure of a pledge;

    - through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or

    -   in a combination of any of the above transactions.

    The Selling Stockholders also have advised us that the hedging transactions that may be entered into by the Selling Stockholders from time to time may include, among others, one or more of the following transactions, in which a selling stockholder may:

    - enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the common stock under this prospectus, in which case such broker-dealer or other person may use shares of common stock received from the selling stockholder to close out its short positions;

    - sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with their short positions;

    - enter into option or other types of transactions that require the Selling Stockholder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or


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


    - loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

    The Selling Stockholders have advised us that they may use broker-dealers or other persons to sell their shares in transactions that may include, among others, one or more of the following:

    - a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

    - purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

    - ordinary brokerage transactions and transactions in which a broker purchasers.

    Broker-dealers or other persons may receive discounts or commissions from the Selling Stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents, or both. Broker-dealers or other persons engaged by the Selling Stockholders may allow other broker-dealers or other persons to participate in resales. The Selling Stockholders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act of 1933. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus. A distribution of the common stock by the Selling Stockholders may also be effected through the issuance by the Selling Stockholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

    The Selling Stockholders have advised us that they may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and that the transactions listed above may include cross or block transactions.

    Instead of selling common stock under this prospectus, the selling stockholders have advised us that they may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act.

    We have informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

                                  LEGAL MATTERS

    Certain legal matters with respect to the validity of the common stock will be passed upon for us by Philip Choyce, our Vice President and General Counsel. Mr. Choyce owns options to purchase 244,707 shares of our common stock.

                                     EXPERTS

         The consolidated financial statements of Grant Prideco, Inc. at December 31, 2001, and for the year then ended incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2000, and for each of the two years in the period ended December 31, 2000, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports thereon incorporated by reference herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.


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